Exhibit 99.2

CALEDONIA MINING CORPORATION PLC	August 13, 2020

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of the consolidated operating results and financial position of Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is for the quarter ended June 30, 2020 (“Q2 2020” or the “Quarter”). It should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements of Caledonia for the Quarter (the “Unaudited Condensed Consolidated Interim Financial Statements”) which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com. The Unaudited Condensed Consolidated Interim Financial Statements and related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. In this MD&A, the terms “Caledonia”, the “Company”, the “Group”, “we”, “our” and “us” refer to the consolidated operations of Caledonia Mining Corporation Plc and its subsidiaries unless otherwise specifically noted or the context requires otherwise.

Note that all currency references in this document are to thousands of US Dollars, unless otherwise stated.

1

TABLE OF CONTENTS

1.	Overview
2.	Highlights
3.	Summary Financial Results
4.	Operations at the Blanket Gold Mine, Zimbabwe
4.1.	Safety, Health and Environment
4.2.	Social Investment and Contribution to the Zimbabwean Economy
4.3.	Gold Production
4.4.	Underground
4.5.	Metallurgical Plant
4.6.	Production Costs
4.7.	Capital Projects
4.8.	Indigenisation
4.9.	Zimbabwe Commercial Environment
4.10.	Opportunities and Outlook
4.11.	Sale of Eersteling
4.12.	COVID-19
4.13.	Proposed solar project
5.	Exploration
6.	Investing
7.	Financing
8.	Liquidity and Capital Resources
9.	Off-Balance Sheet Arrangements, Contractual Commitments and Contingencies
10.	Non-IFRS Measures
11.	Related Party Transactions
12.	Critical Accounting Estimates
13.	Financial Instruments
14.	Dividend Policy
15.	Management and Board
16.	Securities Outstanding
17.	Risk Analysis
18.	Forward-Looking Statements
19.	Controls
20.	Qualified Person
2

1.	OVERVIEW

Caledonia is an exploration, development and mining corporation focused on Zimbabwe. Caledonia’s primary asset is a 64% ownership in Blanket Mine (“Blanket”), an operating gold mine in Zimbabwe. Caledonia consolidates Blanket into the Unaudited Condensed Consolidated Interim Financial Statements; accordingly, operational and financial information set out in this MD&A is on a 100% basis, unless otherwise specified. Caledonia’s shares are listed on the NYSE American stock exchange (symbol - “CMCL”); depositary interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol - “CMCL”).

2.	HIGHLIGHTS

	Q2 2019	Q2 2020	H1 2019	H1 2020	Comment
Gold produced (oz)	12,712	13,499	24,660	27,732	6% increase in gold production compared to Q2 2019 (the “comparable quarter”) due to increased tonnes milled, higher grade and higher recovery
On-mine cost per ounce ($/oz)[1]	534	811	662	741	51% increase in on-mine cost per ounce compared to the comparable quarter is largely due to currency devaluation which depressed costs in the comparable quarter. On mine costs for the Quarter are within guidance
All-in sustaining cost ($/oz)[1] (“AISC”)	656	868	797	807	32% increase in all-in sustaining cost per ounce due to the higher on-mine costs, the effect of which was reduced by the re-introduction of the export credit incentive (“ECI”) for part of the Quarter
Average realised gold price ($/oz)[1]	1,298	1,696	1,291	1,628	Higher realised gold price reflects the increase in the gold price
Gross profit [2]	7,033	9,175	11,317	19,735	30% increase in gross profit due to higher production and a higher realised gold price, offset by an increase in production costs
Net profit attributable to shareholders	23,303	5,134	32,621	13,374	Net profit attributable to shareholders in 2019 included substantial foreign exchange gains
Basic IFRS earnings per share (“EPS”) (cents)	210.9	43.1	299.4	114.3	2019 earnings included substantial foreign exchange gains
Adjusted EPS[1]	24.6	36.8	51.6	93.5	Adjusted EPS excludes, inter alia, foreign exchange gains and deferred tax
Net cash and cash equivalents	7,875	11,639	7,875	11,639	Robust cash position
Net cash from operating activities	2,138	3,975	8,413	14,074	Continued strong cash generation after $4 million working capital increase

 ______________________________

1 Non-IFRS measures such as “On-mine cost per ounce”, “AISC”, “average realised gold price”, “adjusted EPS” and “all-in-cost per ounce” are used throughout this document. Refer to section 10 of this MD&A for a discussion of non-IFRS measures.

2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation.

3

A robust performance in difficult conditions

The financial and operating performance in the Quarter was excellent in the context of the operational difficulties arising from the COVID-19 pandemic. Production in the Quarter was only slightly lower than the previous Quarter but has since recovered: production in July was slightly ahead of plan and we remain on target to achieve our target production for the year of between 53,000 and 56,000 ounces of gold. Costs were somewhat adversely affected in the Quarter due to the pandemic, but costs remain within the guidance range for the year. A robust operating and financial performance was supported by a rising gold price as a result of which gross profit for the Quarter was $9.2 million – 30% higher than the comparable quarter.

Zimbabwe commercial environment improving

The Company continues to have better access to foreign exchange which it uses to sustain its operations. Zimbabwe’s rate of inflation remains high, but Blanket has re-structured workers’ remuneration to protect them better from the adverse effects of inflation. This has improved morale and is one of the factors which contributed to the robust operating performance for the Quarter.

Decision to proceed with a solar project

Management has completed an evaluation of a possible solar project to reduce Blanket’s dependence on grid power and improve the quality and security of Blanket’s electricity supply. The Company has resolved to proceed with the construction of a 12MWac solar plant at a cost of approximately $12 million. The plant is expected to provide all of Blanket’s minimum demand during daylight hours and approximately 27% of Blanket’s total electricity demand. This plant is expected to be operational by mid-2021 subject to any delays arising from continued or further restrictions arising from the COVD-19 pandemic.

Dividend maintained and increased

On April 1, 2020, the Company announced that the board had deferred the decision to declare April’s quarterly dividend due to the uncertainty surrounding the COVID-19 pandemic. In light of the robust continued operations at Blanket, the deferred April dividend was paid at the end of May 2020, at the rate of 7.5 cents per share.

On June 29, 2020, the Company announced a further increase in the quarterly dividend from 7.5 cents per share to 8.5 cents per share, which represents a 24% increase in the quarterly dividend since October 2019. This further increase in the dividend reflects the resilience of the business despite the COVID-19 pandemic and the increasing confidence in the outlook for the business as the Company approaches the end of the Central Shaft project.

COVID-19 pandemic

No cases of coronavirus have been recorded at Blanket Mine and there have been relatively few in Zimbabwe. However South Africa is currently experiencing a sharp increase in infections and this may be repeated in Zimbabwe as Zimbabwean nationals returning from South Africa may carry the infection.

On March 26, 2020 South Africa embarked on a 21-day lockdown and Zimbabwe followed with a 21-day lockdown effective March 30, 2020. These measures disrupted Blanket’s supply chain and travel to and from Blanket Mine. Blanket continued to operate during the lockdown under an exemption granted by the Zimbabwe Government on the basis of modifications to operating procedures at Blanket Mine to prevent the transmission of the virus amongst the workforce and their families who live on the mine village. During this initial lockdown period, Blanket achieved production at approximately 93% of target using its inventories of consumables and spare parts. Production for the entire Quarter was only 1.2% below plan, which is an outstanding performance by the entire team at Blanket.

The lockdown periods in Zimbabwe and South Africa were subsequently extended for 14 days. Blanket and the Zimbabwean mining industry in general were granted exemptions from the lockdown provisions in Zimbabwe and they were encouraged to resume full operation as quickly as possible. The South African mining sector and its allied industries resumed operations in May which has allowed Blanket to resume the procurement of equipment and consumables. However, there continue to be delays in transporting goods from South Africa to Zimbabwe and it is impossible for personnel to travel from South Africa to Zimbabwe due to strict quarantine requirements. The Company is receiving high level support from the Zimbabwe Government to address this matter with the corresponding departments in the South African Government. Production costs for the Quarter include $510 of increased consumable and labour costs that were directly attributable to COVID-19.

4

The lockdowns had a negative effect on the Central Shaft project in the Quarter. Work on the project was adversely affected because several members of the supervision team returned to South Africa prior to the imposition of travel restrictions. Work has continued with the remaining team, but slower than the planned rate. The Central Shaft project also requires specialised contractors and equipment to travel to Blanket from South Africa; under the current COVID-19 quarantine requirements such travel is impractical. It is not possible to predict when travel and other restrictions will be lifted so that work can resume on the project as planned. Accordingly, it is likely the timetable for commissioning of the Central Shaft will be extended to an indeterminate extent. This may affect the anticipated build-up in production which is currently expected to be 75,000 ounces of gold in 2021 and 80,000 ounces of gold from 2022 onwards but it is not currently possible to provide revised guidance.

Restrictions on the movement of personnel to and from Zimbabwe have resulted in the suspension of management visits to the mine however, adequate oversight has been achieved using internet and other means of communication.

The Group’s priority is the safety and health of all its employees and their families at the mine. Management continues to monitor the situation and conduct regular reviews to update its decisions in response to the disease. Management has taken active measures to help minimise the risk of COVID-19 infection and to safeguard the continuity of day-to-day operations at Blanket Mine which are discussed further in section 4.12. Senior mine management at the Blanket Mine are engaged with the local community and neighbouring mines to coordinate the Group’s response and to provide support where possible. Blanket has donated approximately $956 to support the fight against COVID-19 via the Chamber of Mines and is engaged with the local authorities on local community projects.

Strategy and Outlook

Caledonia’s strategic focus is the implementation of the investment programme at Blanket, the main component of which is the Central Shaft project, which is outlined in section 4.7. Caledonia’s board and management believe the successful completion of the Central Shaft is in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and increased flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long-term future. Caledonia continues to evaluate further investment opportunities in Zimbabwe that would not fall underneath Blanket’s ownership.

5

3.	SUMMARY FINANCIAL RESULTS

The table below sets out the consolidated profit and loss for the Quarter and the comparable quarter prepared under IFRS.

Condensed Unaudited Consolidated Statement of Profit or Loss and Other Comprehensive Income
($’000’s)	3 months ended June 30		6 months ended June 30
	2019	2020	2019	2020

Revenue	16,520	22,913	32,440	46,515
Royalty	(864)	(1,146)	(1,683)	(2,328)
Production costs	(7,571)	(11,451)	(17,340)	(22,138)
Depreciation	(1,052)	(1,141)	(2,100)	(2,314)
Gross profit	7,033	9,175	11,317	19,735
Other income	749	2,791	2,038	4,709
Other expenses	(220)	(1,314)	(309)	(1,522)
Administrative expenses	(1,309)	(1,275)	(2,705)	(2,822)
Profit on sale of subsidiary	-	-	5,409	-
Net foreign exchange gain	21,645	1,486	24,925	3,709
Cash-settled share-based payment	(9)	(762)	(370)	(946)
Derivative financial assets fair value loss	(194)	(113)	(324)	(148)
Operating profit	27,695	9,988	39,981	22,715
Net finance (cost)/income	28	(129)	(20)	(267)
Profit before tax	27,723	9,859	39,961	22,448
Tax expense	223	(3,507)	(1,296)	(6,417)
Profit for the period	27,946	6,352	38,665	16,031

Other comprehensive income/(loss)
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	144	293	-	(1,058)
Reversal of foreign currency translation differences on disposal of subsidiary	-	-	(2,109)	-
Total comprehensive income for the period	28,090	6,645	36,556	14,973

Profit attributable to:
Shareholders of the Company	23,303	5,134	32,621	13,374
Non-controlling interests	4,643	1,218	6,044	2,657
Profit for the period	27,946	6,352	38,665	16,031

Total comprehensive income
Shareholders of the Company	23,447	5,427	30,512	12,316
Non-controlling interests	4,643	1,218	6,044	2,657
Total comprehensive income for the period	28,090	6,645	36,556	14,973

Earnings per share (cents)
Basic	210.9	43.1	299.4	114.3
Diluted	210.8	43.0	299.3	114.1
Adjusted	24.6	36.8	51.6	93.5
Dividends declared per share (cents)	6.875	16.0	13.75	23.5

6

Revenue in the Quarter was 39% higher than in the comparable quarter due to a 31% increase in the average realised gold price and a 6% increase in the quantity of gold sold. Gold production is discussed in section 4.3 of this MD&A.

The royalty rate payable to the Zimbabwe Government was unchanged at 5% in the Quarter.

The 51% increase in production costs in the Quarter was largely due to the recognition in the comparable quarter of a foreign exchange gain on the amount payable for electricity, which substantially reduced the electricity cost in that quarter. Until mid-August 2019, Blanket paid for electricity in local currency which meant the cost in US Dollar terms reduced from approximately 13 US cents per kW/h to less than 2 US cents per kW/h as the local currency devalued. From August 2019, Blanket has paid for electricity in US Dollars at a rate of approximately 10 US cents per kW/h. Production costs in the Quarter were also adversely affected by higher consumable costs for the fleet of underground equipment and increased costs associated with the COVID-19 pandemic. The on-mine cost per ounce of gold sold therefore increased by 52% compared to the comparable quarter. Costs are discussed further in section 4.6 of this MD&A.

Depreciation was higher in the Quarter compared to the comparable quarter due to more items of property, plant and equipment being brought into use and depreciated.

Other income in the Quarter mainly comprises income arising from a government grant in respect of the ECI scheme which was re-introduced for part of the Quarter, as explained in section 4.9 of this MD&A.

Other expenses in the Quarter include the costs of evaluating a potential solar power project as discussed in section 4.9 and the costs of donations to assist in the broader community in Zimbabwe to fight the COVID-19 pandemic as discussed further in section 4.12.

Administrative expenses comprise the costs of Caledonia’s offices in Johannesburg, St. Helier and Harare, and the costs of Caledonia’s board and executives, the finance and procurement teams based in Johannesburg, investor relations, corporate development, legal and secretarial costs. Administrative expenses were 2.6% higher than the comparable quarter due to an increase in employee costs due to increased staff numbers offset to a degree by lower travel and investor relations costs due to the COVID-19 pandemic. Administrative expenses are detailed in note 9 to the Unaudited Condensed Consolidated Interim Financial Statements.

Net foreign exchange movements relate to gains and losses arising on monetary assets and liabilities that are held in currencies other than the US Dollar. Foreign exchange movements principally arose due to the devaluation of the Zimbabwe currency against the US Dollar which is discussed in section 4.9 of this MD&A. The largest components of the net gain in the Quarter were unrealised gains on borrowings denominated in Zimbabwe currency and the deferred tax liability, offset by a loss on Zimbabwe currency denominated cash and receivables, the most significant of which is the VAT recoverable.

The cash-settled share-based payment expense reflects an accrual for a payment which is expected to arise from the long-term incentive plan (“LTIP”) awards under the Company’s 2015 Omnibus Equity Incentive Compensation Plan (the “Plan”) to certain executives, heads of department and staff with equivalent responsibility in the form of Restricted Share Units (“RSUs”) and Performance Units (“PUs”). LTIP awards may be settled in cash or, subject to conditions, shares or a combination of both at the request of the award holder. The LTIP expense (other than the small amount which is included in production cost) in the Quarter was $762 (2019: $9) and reflects a combination of factors the most important of which in the Quarter was the increase in the Company’s share price. Further information on the calculation of the charge is set out in note 10 to the Unaudited Condensed Consolidated Interim Financial Statements.

The fair value loss on derivative assets in the Quarter which amounted to $113 was in respect of a gold hedge ($67) and a gold ETF ($46). In November 2019 Caledonia entered a hedging arrangement over 4,600 ounces of gold per month for the period from January 1, 2020 to June 30, 2020. The hedge comprises the purchase of out-of-the money put options which guaranteed that Caledonia would receive a minimum price of $1,400 in respect of the ounces hedged but retain full exposure to the gold price. The hedge was not for speculative purposes but was intended to protect Caledonia’s cashflows during a period when capital expenditure on the Central Shaft remains high. The cash cost of the hedge was a once-off amount of $379; however, the accounting charge also recognises mark-to-market loss arising on the instruments. In April 2020 Caledonia Mining South Africa (“CMSA”) purchased a gold ETF to protect against devaluation of the South African Rand against the US Dollar. At that time, due to the COVD-19 pandemic, CMSA’s procurement activities were curtailed which meant CMSA temporarily accumulated cash in South African Rands. South African foreign exchange restrictions do not allow CMSA to hold US Dollars in South Africa and administrative delays at commercial banks and the South African Reserve Bank impeded CMSA’s ability to remit the surplus funds offshore. Accordingly, to protect against devaluation of the South African Rand, the surplus Rands were used to purchase a gold ETF. The fair value loss on the ETF in the Quarter was $46; the unrealised gain on the ETF at the end of the Quarter was $100. The ETF was liquidated after the end of the Quarter and the surplus funds were remitted out of South Africa.

7

The tax expense comprises the following:

Analysis of Consolidated Tax expense/(credit) for the Quarter
($’000’s)
	Zimbabwe	South Africa	UK	Total
Income tax	2,116	301	-	2,417
Withholding tax
Management Fee	-	26	-	26
Deemed Dividend	1	-	-	1
CHZ Dividends to GMS UK3	-	-	67	67
CMSA Dividend to GMS UK	-	-	120	120
Deferred tax	898	(22)	-	876
	3,015	305	187	3,507

The overall effective taxation rate in the Quarter was 35.6%. The high effective rate of taxation is due to inter alia, taxes arising in South Africa on inter-company profits, withholding tax arising on intercompany transfers, and the requirement that Blanket’s taxation computations are performed in local currency, which means that unrealised foreign exchange losses in US Dollar terms are realised gains in local currency and are taxable.

The largest component of the total taxation charge is Zimbabwe income tax on profits arising at Blanket. The income tax charge for the Quarter was higher than the comparable quarter due to higher taxable profits.

Zimbabwean deferred tax reflects, inter alia, the difference between the accounting and tax treatments of capital investment. 100% of capital expenditure is deductible in the year in which it is incurred for the purposes of calculating Zimbabwean income tax; whereas for accounting purposes depreciation commences when the project enters production. Deferred tax is also affected by unrealised foreign exchange movements, which have been substantial in certain quarters.

Withholding tax is Zimbabwean withholding tax on dividends remitted to the UK, management fees and tax on the deemed dividend arising on management fees paid to Caledonia’s subsidiary in South Africa for technical services rendered. The withholding tax attributable to dividends received in the UK is higher than in previous quarters and reflects the increased dividends received in the UK in the Quarter from Zimbabwe.

For the Quarter non-controlling interests shared in 13.2% of Blanket’s net profit which is lower than the 16.2% share in previous quarters due to the purchase in January 2020 by Caledonia of a further 15% interest in Blanket.

In the Quarter, Caledonia declared two dividends, instead of the usual single dividend. The dividend that would ordinarily have been paid in April was declared and paid in May after the board had ascertain the negligible effect of the COVID-19 pandemic on the business; the dividend that was paid in late July 2020 was, for administrative reasons, declared on June 29 and was paid on July 31, 2020. Other than the increase in the quarterly dividend from 6.875 cents per share to 7.5 cents per share in January and further increase from 7.5 cents to 8.5 cents in July, there have been no changes to Caledonia’s dividend policy: Caledonia intends to continue to make quarterly divided payments at the end of January, April, July and October.

Risks that may affect Caledonia’s future financial condition are discussed in sections 4.9 and 17.

_____________________

3 GMS UK is Greenstone Management Services Holdings Limited, a UK intermediate holding company within the Group

8

The table below sets out the consolidated statements of cash flows for the Quarter and the comparable quarter prepared under IFRS.

Condensed Consolidated Statement of Cash Flows (unaudited) ($’000’s)
	3 months ended June 30		6 months ended June 30
	2019	2020	2019	2020
Cash flows from operating activities
Cash generated from operations	2,484	5,413	9,117	16,371
Net interest paid	16	(123)	(96)	(263)
Tax paid	(362)	(1,315)	(608)	(2,034)
Net cash from operating activities	2,138	3,975	8,413	14,074

Cash flows used in investing activities
Acquisition of property, plant and equipment	(4,186)	(3,228)	(9,326)	(7,921)
Purchase of derivative financial asset	-	(1,058)	-	(1,058)
Proceeds from disposal of subsidiary	-	-	1,000	900
Net cash used in investing activities	(4,186)	(4,286)	(8,326)	(8,079)

Cash flows from financing activities
Dividends paid	(882)	(1,012)	(1,620)	(1,981)
Payment of lease liabilities	-	(32)	-	(57)
Proceeds from share option exercises	-	30	-	30
Net cash used in financing activities	(882)	(1,014)	(1,620)	(2,008)

Net decrease in cash and cash equivalents	(2,930)	(1,325)	(1,533)	3,987
Effect of exchange rate fluctuations on cash held	1,063	(861)	(1,779)	(1,241)
Net cash and cash equivalents at beginning of the period	9,742	13,825	11,187	8,893
Net cash and cash equivalents at end of the period	7,875	11,639	7,875	11,639

Cash generated from operating activities is detailed in note 16 to the Unaudited Condensed Consolidated Interim Financial Statements.

Cash generated by operations before working capital changes in the Quarter was $9.5 million, 38% higher than $6.9 million in the comparable quarter. The increase was mainly due to the higher gross profit which is due mainly to the higher gold price. Working capital increased in the Quarter by $4.0 million, mainly due to a $3.9 million reduction in trade payables due to a general reduction in credit terms from suppliers in Zimbabwe.

Investment in property, plant and equipment remains high due to the continued investment on the Central Shaft project, which is discussed further in section 4.7 of this MD&A and in sustaining capital investment.

Proceeds from the disposal of a subsidiary relates to the consideration received in the Quarter and the comparable quarter in respect of the sale of Eersteling Gold Mining Company Limited (“Eersteling”) as discussed in section 4.11 of this MD&A.

The dividends paid relate to the dividend paid by Caledonia and the portion of dividends paid by Blanket that accrued to the indigenous shareholders after retentions to repay the facilitation loans.

The effect of exchange rate fluctuations on cash held predominantly reflects the losses on cash balances held in RTGS$ due to the devaluation of RTGS$ against the US Dollar. The adverse effect on cash balances forms part of an overall foreign exchange gain arising on the devaluation of all affected financial assets and liabilities.

9

The table below sets out the consolidated statements of Caledonia’s financial position at the end of the Quarter and December 31, 2019 prepared under IFRS.

Summarised Consolidated Statements of Financial Position (unaudited)
($’000’s)	As at	June 30	Dec 31
		2020	2019
Total non-current assets		119,506	113,714
Inventories		12,010	11,092
Prepayments		2,915	2,350
Trade and other receivables		7,170	6,912
Cash and cash equivalents		11,639	9,383
Derivative financial assets		1,112	102
Total assets		154,352	143,553
Total non-current liabilities		6,488	8,957
Short-term portion of term loan facility		458	529
Trade and other payables		8,111	8,697
Income tax payable		1,267	163
Cash-settled share-based payments – short term portion		73	-
Bank overdraft		-	490
Total liabilities		16,397	18,836
Total equity		137,955	124,717
Total equity and liabilities		154,352	143,553

Non-current assets increased due to the continued investment at the Central Shaft and investment to sustain existing operations.

Inventories increased due to the increased holdings of consumables in anticipation of disruption to Blanket’s supply chain due to the COVID-19 pandemic.

Prepayments represent deposits and advance payments for goods and services, including capital items that are being fabricated and which will be delivered to Blanket in due course.

Trade and other receivables are detailed in note 14 to the Unaudited Condensed Consolidated Interim Financial Statements and include $4,027 (December 31, 2019: $2,987) due from Fidelity Printers and Refiners (Private) Limited (“Fidelity”), a subsidiary of the Reserve Bank of Zimbabwe (“RBZ”), in respect of gold deliveries prior to the close of business on June 30, 2020 and $1,169 (December 31, 2019: $1,765) due from the Zimbabwe Government in respect of VAT refunds. The amounts due from Fidelity were received in full after the end of the Quarter. The amount due in respect of VAT refunds mainly comprises RTGS$-denominated VAT refunds. Trade receivables also include $1,099 (December 31, 2019: $1,991) in respect of deferred consideration due on the disposal of Eersteling, the sale of which was concluded in the first quarter of 2019 and is discussed in section 4.11 of this MD&A and $875 (December 31, 2019: $169) in respect of deposits for stores and equipment. Due to the high level of inflation in Zimbabwe, many suppliers no longer extend credit terms and Blanket therefore pays in advance for goods and services.

Non-current liabilities reduced from $8,957 at December 31, 2019 to $6,488 at the end of the Quarter mainly due to the conversion of a deferred tax liability into US Dollars as this balance is partly denominated in RTGS$.

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified. The figures are extracted from underlying financial statements that have been prepared using accounting policies consistent with IFRS.

10

($’000’s except per share amounts)	Sept 30, 2018	Dec 31, 2018	Mar 31, 2019	June 30, 2019	Sept 30, 2019	Dec 31, 2019	Mar 31, 2020	June 30, 2020
Revenue from operations	16,647	17,495	15,920	16,520	19,953	23,433	23,602	22,913
Profit attributable to owners of the Company	2,224	2,784	9,318	23,303	7,007	2,390	8,240	5,134
Earnings per share – basic (cents)	20.4	25.1	88.6	210.8	61.1	21.5	71.2	43.1
Earnings per share – diluted (cents)	20.4	25.2	88.5	210.9	60.9	21.3	71.1	43.0
Net cash and cash equivalents	5,896	11,187	9,742	7,875	8,026	8,893	13,825	11,639

Fluctuations in profit attributable to owners of the Company on a quarterly basis are due to, inter alia, the incidence of substantial foreign exchange profits as discussed in the relevant MD&As and financial statements.

4.	OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE

4.1	Safety, Health and Environment

The following safety statistics have been recorded for the Quarter and the preceding seven quarters.

Blanket Mine Safety Statistics
Classification	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020
Fatal	1	0	0	0	0	0	0	0
Lost time injury	1	0	2	0	0	1	1	1
Restricted work activity	4	1	3	7	4	3	1	2
First aid	6	0	0	0	0	0	0	1
Medical aid	1	6	1	1	4	5	0	2
Occupational illness	0	0	0	0	0	0	0	0
Total	13	7	6	8	8	9	2	6
Incidents	8	7	12	15	12	15	9	15
Near misses	2	4	5	2	8	7	3	7
Disability Injury Frequency Rate	0.29	0.00	0.32	0.00	0.00	0.15	0.29*	0.42*
Total Injury Frequency Rate	1.78	1.12	0.97	1.23	1.23	1.34	0.29	0.83
Man-hours worked (thousands)	1,371	1,252	1,240	1,296	1,297	1,341	1,395	1,443

*The calculation of the Disability Frequency Rate (DFR) changed as from January 2020: previously it included only Lost Time Injuries, but now includes Lost Time Injuries and Restricted Work Accidents. The DFR for periods before January 2020 have not been re-stated; if they had been re-stated the DFR would be higher than shown in the table above and would show a similar trend as the Total Injury Frequency Rate.

In 2018 a training facility (called the Nyanzvi initiative) was established at Blanket using dedicated facilities and specially trained facilitators. The entire Blanket workforce has now participated in the programme. As a result of this increased focus on safety training there has been a general improvement in safety.

4.2	Social Investment and Contribution to the Zimbabwean Economy

Blanket’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the Gwanda Community Share Ownership Trust (“GCSOT”) in terms of Blanket’s indigenisation, and payments of royalties, taxation and other non-taxation charges to the Zimbabwe Government and its agencies are set out in the table below.

11

Payments to the Community and the Zimbabwe Government ($’000’s)
Period	Year	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government	Total
Year	2013	2,147	2,000	15,354	19,501
Year	2014	35	-	12,319	12,354
Year	2015	50	-	7,376	7,426
Year	2016	12	-	10,637	10,649
Year	2017	5	-	11,988	11,993
Year	2018	4	-	10,140	10,144
Year	2019	47	-	10,357	10,404
Q1	2020	52	-	2,490	2,542
Q2	2020	1,002	84	2,787	3,873

There is no legal requirement in Zimbabwe for mining companies to implement corporate and social responsibility (“CSR”), but there is an increasing expectation from stakeholders in Zimbabwe and from international investors that mining companies should do more to address social and environmental issues. For many years Blanket has engaged in ad hoc CSR activities. In October 2019 Blanket’s board of directors approved a formal CSR programme which is set out on Caledonia’s website. Most of the CSR projects that were started in the previous quarter were suspended in the Quarter due to the restrictions imposed by the government to control the spread of COVID-19; work resumed on these projects during the Quarter as restrictions were relaxed.

•	Women and Youth Empowerment: 29 tertiary-level students were accepted by Blanket for 12-month attachments;
•	Education: Blanket provided labour and materials to two primary schools to repair and renovate buildings, to provide electrical connections to a solar electricity system and to assist with drilling boreholes for water; Blanket also provided desks for 51 children; and
•	Agriculture: in the Gwakwe communal area close to Blanket Mine a group of 20 farmers grow vegetables on a plot of land. Blanket Mine has, for more than a decade, supported this venture by providing water for irrigation and other assistance. In the preceding quarter Blanket re-equipped the irrigation system which had fallen into disrepair and a new diamond mesh wire fence was erected around the entire four-hectare plot. The farmers planted their first crop of peas in early March. In the Quarter Blanket provided the farmers with seed and fertilizer and work is in progress to build a packing and tool storage shed.

The main element of Blanket’s CSR programme in the Quarter was to provide support in respect of COVID-19: Blanket has engaged in activities to combat the spread of the virus in the community. These measures include preparing and distributing 7,000 flyers to educate people about the virus and putting up posters in the mine premises and around Gwanda town; and donating equipment and consumables such as PPE equipment and sanitisers. In addition, Blanket made donations amounting to $840 during the Quarter via the Chamber of Mines Zimbabwe to support projects to respond to the COVID-19 pandemic.

4.3	Gold Production

Tonnes milled, average grades, recoveries and gold produced during the Quarter, the preceding 8 quarters, the years 2017, 2018 and 2019 and July 2020 are shown in the table below.

12

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)
Year	2017	547,207	3.41	93.4	56,133
Quarter 1	2018	123,628	3.48	93.4	12,924
Quarter 2	2018	132,585	3.19	92.8	12,657
Quarter 3	2018	151,160	3.12	92.6	13,978
Quarter 4	2018	153,540	3.27	92.8	14,952
Year	2018	560,913	3.26	92.9	54,511
Quarter 1	2019	122,389	3.26	93.4	11,948
Quarter 2	2019	135,847	3.11	93.2	12,712
Quarter 3	2019	142,706	3.19	93.2	13,646
Quarter 4	2019	155,389	3.61	93.8	16,876
Year	2019	556,331	3.31	93.4	55,182
Q1	2020	140,922	3.35	93.8	14,233
Q2	2020	143,210	3.13	93.9	13,499
July	2020	55,074	3.14	93.7	5,206

Gold production for the Quarter was 6% higher than the comparable quarter. The higher production for the Quarter was due to increased tonnes milled, a higher grade and higher recovery. Tonnes milled and grade are discussed in section 4.4 of this MD&A; gold recoveries are discussed in section 4.5 of this MD&A.

As noted in section 4.12 the Zimbabwe Government implemented a nationwide lockdown to counter the spread of the virus. Although Blanket obtained permission to maintain operations during this lockdown, it was obliged to change its operating procedures to reduce the risk of transmission of the virus amongst its workers by reducing the number of staff to adhere to social distancing requirements. The Blanket team put in an outstanding performance for the quarter: having achieved 93% of target production in April, they made up some of the lost production in the remainder of the Quarter to achieve 98.8% of the planned production target for the Quarter. The possible effects of COVID-19 on production for the remainder of 2020 is discussed in section 4.12 of the MD&A.

4.4	Underground

Tonnes milled in the Quarter were 5% higher than the comparable quarter due to the continued benefits arising from measures introduced in previous quarters which included: adjusting worker’s remuneration in February 2019 to more effectively shield them from the effect of local currency devaluation; introducing a new production incentive scheme in July 2019 which rewards more directly those production teams that perform to the required level; and improved management attention to enforce daily targets and production standards. Tonnes mined and milled in the Quarter were 3.8% above target despite ore production being significantly adversely affected in April by measures that had to be taken to comply with requirements imposed by the Zimbabwe Government to control the spread of COVID-19. Ore production in April was also hampered by the closure of the border between Zimbabwe and South Africa which stopped the movement of consumables and spare parts for the trackless mining machines (“TMMs”). Ore production improved substantially in May and June as lockdown restrictions were relaxed. The poor condition of the fleet of reconditioned TMMs continues to be an area of concern and a contractor has been appointed to improve equipment availability; however, due to travel restrictions in response to the COVID-19 pandemic, the contractor’s staff are currently unable to visit the mine and so are yet to make meaningful improvements.

The generators ran for 2,609 hours in the Quarter due to the continued instability of the power from the grid and load-shedding as discussed in previous MD&As. The generators consumed 302,000 litres of diesel in the Quarter which is a substantial increase from the previous quarter due to the need to run the generators to maintain the stability of the incoming grid power. After the end of the Quarter, Caledonia’s board resolved to implement a solar project which is expected to reduce Blanket’s reliance on the grid. This is discussed further in section 4.13.

The grade in the Quarter was slightly below plan due to increased mining dilution. In general, mining dilution has been reduced following the introduction of remedial measures in previous quarters. However, it was not possible for the technical team in Johannesburg to continue the close supervision of operations during the Quarter due to travel restrictions.

13

4.5	Metallurgical Plant

Plant throughput in the Quarter was 71.8 tonnes per hour (“tph”) compared to 73.0 tph in the preceding quarter. Recoveries in the Quarter were 93.9%. Recoveries have improved following the commissioning of the new oxygen plant in October 2019 and the Goldox system at the end of March 2020. Notwithstanding the lower than anticipated grade, recoveries have improved and the plant is now consistently recording tail grades of below 0.20g/t. It is also apparent that the new oxygen plant has reduced cyanide consumption – cyanide consumption is now approximately 15% lower than before the new oxygen plant was commissioned.

4.6	Production Costs

Production cost (IFRS)

IFRS production cost amongst other comprises Salaries and wages, Consumable materials, electricity, safety and on-mine administration costs as presented in note 6 to the Unaudited Condensed Consolidated Interim Financial Statements. The 51% increase in production costs from the Q2 of 2019 quarter to the Quarter is broken down as follows:

Until August 2019 Blanket paid for electricity in local currency and the local currency tariff was not increased. Thus, as the local currency devalued against the US Dollar, the US Dollar cost of electricity declined from approximately 9.2 US cents per kWh to less than 2 US cents per kWh in 2019. The reduced effect in the 2019 comparable quarter amounted to $659

Labour costs in the Quarter were higher than the comparable quarter due to production bonuses being triggered because production achieved plan and because of the 11% increase in man-hours worked which resulted in an increase of $851. Blanket was required to modify its operating procedures at Blanket Mine to prevent the transmission of the virus amongst the workforce and their families who live on the mine village so that it could continue to operate under an exemption granted by the Zimbabwe Government. These modifications included, inter alia, reducing the number of employees who could go underground so that we could achieve the required social distancing. However, it was necessary to pay the workers who were selected to work a premium rate compared to those employees who were not asked to report for duty which resulted in an increase of $190.

14

Consumable costs for the Quarter were higher than in the comparable quarter due to the increased cost of maintaining the TMMs. Due to budget constraints in previous years, second-hand, refurbished equipment was purchased which was prone to breakdowns and incurred high maintenance costs which amounted to $871 in the quarter. Orders have been placed to replace the old fleet with new machines and a contractor has been engaged to improve the maintenance of equipment – both of these factors are expected to reduce the cost of operating this equipment and improve equipment availability. Additional consumable costs were incurred to maintain the gravity concentrating circuit, declines, underground pumping and jackhammers amounting to $694.

Power costs in the Quarter include a cost of $296 of unexpected costs to run the diesel generators during periods when the grid supply was unstable or was interrupted. The installation of the planned autotap transformer is expected to reduce the interruptions and thereby reduce the Genset use.

Consumable costs in the Quarter also include approximately $319 of COVID-19 related expenditure such as the cost of PPE items including masks and sanitisers and other equipment such as thermometers. The additional COVID-19 lockdown related labour charge amounted to approximately $190 in the Quarter, which resulted in a combined increase in production costs of $509 that is attributable to COVID-19.

Cost per ounce

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production. Accordingly, cost per ounce data for the Quarter and the comparable quarter have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:

i.	On-mine cost per ounce, which shows the on-mine costs of producing an ounce of gold and includes direct labour, electricity, consumables and other costs that are incurred at the mine including insurance, security and on-mine administration;
ii.	All-in sustaining cost per ounce, which shows the on-mine cost per ounce plus royalty paid, additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg and Jersey), costs associated with maintaining the operating infrastructure and resource base that are required to maintain production at the current levels (sustaining capital investment), the share-based expense (or credit) arising from the LTIP awards less silver by-product revenue. The all-in sustaining cost also includes as a credit (i.e. as a deduction from costs) the gold support price (or its predecessor); and
iii.	All-in cost per ounce, which shows the all-in sustaining cost per ounce plus the costs associated with activities that are undertaken with a view to increasing production (expansion capital investment).

Cost per Ounce of Gold Sold (US$/ounce)
	3 Months to June 30		6 Months to June 30
	2019	2020	2019	2020
On-mine cost	534	811	662	741
All-in sustaining cost per ounce	656	868	797	807
All-in cost per ounce	976	1,171	1,163	1,134

Per-ounce costs are calculated based on gold ounces sold and not produced, so that an accurate value can be ascribed to the royalty and the ECI. A reconciliation of costs per ounce to IFRS production costs is set out in section 10.

On-Mine costs

Production costs are the main component of on-mine costs. The increase in on-mine cost per ounce in the Quarter compared to the comparable quarter is for the reasons discussed above and includes an abnormally low electricity cost in the comparable quarter, increased labour costs due to production bonuses and more hours being worked, the cost of maintaining the TMM fleet, higher consumable costs and the costs associated with COVID-19.

15

All-in sustaining costs

The all-in sustaining cost per ounce was 32% higher than the comparable quarter. The increase was due to: the higher on-mine cost per ounce as discussed above the effect of which was partly mitigated by the re-introduction of the ECI for part of the Quarter (as discussed in section 4.9 of this MD&A) which reduced costs by $2.8 million. Administrative expenses which are detailed in note 9 to the Unaudited Condensed Consolidated Interim Financial Statements were $117 lower than in the comparable quarter due to lower travel and investor relations costs due to the COVID-19 pandemic.

All-in costs

All-in costs include investment in expansion projects which remained at a high level in the Quarter due to the continued investment at Blanket, as discussed in section 4.7 of this MD&A.

4.7	Capital Projects

The main capital development project is the Central Shaft which will allow for three new production levels below the current operations; a fourth level is intended to be added in due course via a decline construction. Shaft sinking commenced in early 2015 and the shaft reached its target depth of 1,204 metres (approx. 4,000 feet) in July 2019. Work on equipping the shaft commenced in early January 2020 with the installation of pipes from surface to shaft-bottom. Equipping the shaft was delayed slightly by poor ground conditions on the bottom 16 meters of the shaft, which was addressed in previous quarters, and the equipping of buntons and guides has commenced.

Progress on equipping the shaft was slower than expected during the Quarter because several members of the contractor team returned to South Africa prior to the imposition of travel restrictions. Equipping has now progressed from shaft bottom to 30-level and there remain 920 meters to equip. The possible effects of the pandemic on the future progress of this project is discussed in Section 4.10 of this MD&A.

In addition to the Central Shaft, work continued on the following developments, which were also adversely affected by the COVID-19 measures:

•	Blanket Decline 4. This development, which is located between the Blanket and AR South ore bodies, was established in the previous quarter and will be mined from 870 meters down to 990 meters where it will link with the haulage on the 990 meter level from Central Shaft. The face has currently advanced from 870 meters to 915 meters;
•	AR Main Decline: this decline has been mined to 825 meters but further work has been paused to allow for more geological evaluation; in the meantime, work has commenced on creating development blocks from 825 meters back to the 750 meter level;
•	Eroica Decline 3: the decline face is now at 795 meters and will continue to 870 meters so that it can open the Eroica ore body from 870 meters up to 750 meters; and
•	Lima Haulage on 22 Level: work on the haulage started in the previous quarter and has now reached the Lima section; diamond drilling is in progress to locate the downdip projection of this orebody.

4.8	Indigenisation

Transactions that implemented the indigenisation of Blanket (which expression in this section and in certain other sections throughout this MD&A refers to the Zimbabwe company that owns Blanket Mine) were completed on September 5, 2012 following which Caledonia owned 49% of Blanket and received a Certificate of Compliance from the Zimbabwe Government which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.

Following the appointment of the new President in late 2017 the requirement for gold mining companies to be indigenised was removed by a change in legislation with effect from March 2018. On November 6, 2018, the Company announced that it had entered into a sale agreement with Fremiro to purchase Fremiro’s 15% shareholding in Blanket for a gross consideration of $16.7 million which was to be settled through a combination of the cancellation of the loan between the two entities which stood at $11.5 million as at June 30, 2018 and the issue of 727,266 new shares in Caledonia at an issue price of $7.15 per share. This transaction was completed on January 20, 2020 following which Caledonia has a 64% shareholding in Blanket and Fremiro received approximately 6.3% of Caledonia’s enlarged issued share capital.

16

As a 64% shareholder, Caledonia receives 64% of Blanket’s dividends plus the repayment of vendor facilitation loans which were extended by Blanket to certain of the indigenous shareholders. The outstanding balance of the facilitation loans at June 30, 2020 was $19.4 million (December 31, 2018: $31.0 million), the reduction being largely due to the cancellation of the outstanding loan due from Fremiro on completion of the Fremiro transaction (described above). The facilitation loans (including interest thereon) are repaid by way of dividends from Blanket; 80% of the dividends declared by Blanket which are attributable to the beneficiaries of the facilitation loans are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. Blanket declared dividends in the Quarter which resulted in a net reduction of $30 on the outstanding balance of the facilitation loans after accrued interest. The dividends attributable to GCSOT, which holds 10% of Blanket, are withheld by Blanket to repay the advance dividends which were paid to GCSOT in 2012 and 2013 and which had an outstanding balance of $1.49 million at June 30, 2020 (December 31, 2019; $1.63 million). In February 2020, Blanket agreed to a request from GCSOT that the terms of the debt relating to the repayment of the advance dividends be amended so that GCSOT would receive 20% of its attributable dividends and the balance of 80% will be applied to repay the advance dividends.

The facilitation loans are not shown as receivables in Caledonia’s financial statements in terms of IFRS. These loans are effectively equity instruments as their only means of repayment is via dividend distributions from Blanket. Caledonia continues to consolidate Blanket for accounting purposes. Further information on the accounting effects of indigenisation at Blanket is set out in note 5 to the Unaudited Condensed Consolidated Interim Financial Statements and in a Frequently Asked Questions page which is available on Caledonia’s website.

4.9	Zimbabwe Commercial Environment

Monetary Conditions

The current situation in Zimbabwe can be summarized as follows:

•	There continues to be a shortage of foreign currency in Zimbabwe, although in recent months Blanket has had satisfactory access to foreign exchange due to the higher gold price and increased production.
•	The rate of annual inflation increased from 5% in September 2018 to approximately 500% by December 2019 and 740% by June 2020. The Zimbabwe Government no longer releases annualised inflation data, but the rate of inflation appears to have increased again towards the end of the Quarter after moderating in January 2020. A high rate of inflation has little effect on Blanket’s operations now that Blanket has adjusted employee remuneration to reflect the increased cost of living – this is discussed further below.
•	Since October 2018, bank accounts in Zimbabwe have been bifurcated between Foreign Currency Accounts (“FCA”), which can be used to make international payments, and local currency (known as “ZWL$”, “RTGS Dollars” or “RTGS$”) accounts which can only be used for domestic transactions.
•	On February 20, 2019 the RBZ allowed inter-bank trading between currency held in the RTGS$ system and the FCA system. Prior to this, the RBZ had stipulated that a Dollar in the RTGS system was worth 1 US Dollar in the FCA system. The interbank exchange rate at each quarter end since the introduction of the interbank rate in February 2019 is set out below.

Interbank Exchange Rates (ZWL$:US$1)
February 20, 2019	2.500
March 31, 2019	3.003
June 30, 2019	6.543
September 30, 2019	15.090
December 31, 2019	16.773
March 31, 2020	25.000
June 30, 2020	57.3582

17

•	The interbank trading mechanism addressed the most pressing difficulty that emerged after the October 2018 policy implementation, being the erosion of the purchasing power of Blanket’s employees due to rapidly increasing retail prices which had an adverse effect on employee morale. Management has increased RTGS$-denominated remuneration so that it remains more closely aligned to the US Dollar value using the interbank rate. This has alleviated some of the financial distress experienced by Blanket employees. In February 2020, the RBZ announced its intention to further liberalise the interbank market with the objective of increasing liquidity and transparency. However, in response to the COVID-19 pandemic, the Minister of Finance subsequently reversed this policy and re-established a fixed exchange rate of ZWL$25:US$1 with effect from March 26, 2020. Despite the fixed exchange rate, the local currency continued to devalue on the informal exchange markets. On June 23, 2020, the RBZ introduced an “auction system” whereby, on a weekly basis, buyers and sellers of local currency and foreign exchange submit tenders which the RBZ uses to determine a revised interbank rate. Since the introduction of this system, the local currency has further devalued to a rate of ZWL$80.47/US$1 on August 4, 2020 being the latest auction prior to publication of tis MD&A.
•	Zimbabwean gold producers, including Blanket, are required to sell their gold to Fidelity. Prior to May 26, 2020, 55% of the sale proceeds were received in FCA and the balance was received in RTGS$. Since May 26, 2020 gold producers have received 70% of their sale proceeds in FCA and the balance is received in RTGS$. Blanket uses the FCA component to pay for imported goods, services, electricity and a portion of the wages and salaries at Blanket and part of the income and payroll taxes; the RTGS$ component is used to pay for goods and services procured in Zimbabwe, the remaining portion of wages and salaries at Blanket and payroll taxes and a proportion of Blanket’s income tax. At prevailing gold prices and the current rate of production the 70% FCA allocation is sufficient for Blanket to continue normal mining operations, to fully implement the investment plan as scheduled and allow Caledonia to remit dividends from Zimbabwe.
•	On June 24, 2019, the Government issued S.I. 142 which stated: “Zimbabwe dollar (RTGS$) to be the sole currency for legal tender purposes for any transactions in Zimbabwe”. Throughout these announcements and to the date of issue of the Unaudited Condensed Consolidated Interim Financial Statements the US Dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities. Previously there was uncertainty as to what currency would be used to settle amounts owed to the Zimbabwe Government. S.I.142 clarified the Zimbabwe Government’s intentions that these liabilities were always denominated in RTGS$ and that RTGS$ would be the currency in which they would be settled. The electricity supply agreement that was finalised in August 2019 (as discussed further below) requires payment in FCA, whereas the liabilities that accrued prior to this agreement were denominated and paid in RTGS$.

Gold support price

Blanket sells gold to Fidelity and is contractually entitled to receive a price which is 98.75% of the price fixed by the London Bullion Market Association (the “LBMA price”).

Prior to February 20, 2019, Blanket in common with the other gold producers, received the ECI which was a 10% premium to the LBMA price. On February 27, 2019 Caledonia announced the termination of the ECI programme and the financial effect thereof.

From March 6, 2019 it became apparent that Blanket’s sales proceeds received from Fidelity were calculated at a gross price of $44,000 per kilogram (US$1,368.58 per ounce), which exceeded the prevailing LBMA price. On May 12, 2019, the Company received confirmation from Fidelity of this arrangement, called the “gold support price”, which was implemented to incentivize gold producers to increase gold production. The gold support price had not been increased as the LBMA gold price has subsequently increased above $1,368.58 per ounce. As the LBMA gold price exceeded the gold support price on each delivery date since early June 2019 there was no further income in respect of the gold support price.

On March 16, 2020 Blanket received notification from Fidelity that, henceforth, Blanket would receive an incentive of 25% of the LBMA price. The incentive was receivable in RTGS$ and was calculated at 25% of the LBMA price for each delivery at the prevailing interbank rate. This incentive had little effect on the financial results for the Quarter as it was implemented at the end of the Quarter. This incentive was withdrawn on May 26, 2020 at the same time as the FCA allocation for revenues was increased from 55% to 70% as discussed above.

18

The income arising from the ECI and the gold support price in previous quarters is included as “Government Grant - Other Income” and is treated as a deduction from costs for the purposes of calculating all-in sustaining costs, as set out in section 10.1.

Electricity supply

Zimbabwe experiences a severe electricity shortage and has resorted to “load-shedding” whereby electricity consumers experience prolonged power outages. In addition, the electricity supply from the grid is highly unstable and is subject to frequent surges and dips in voltage. Power surges, if not controlled, cause severe damage to Blanket’s electrical equipment.

Caledonia’s approach to the electricity situation is threefold:

i.	continue to engage constructively with ZESA with the objective of securing reasonably priced, reliable and stable power from the grid. This includes agreeing a realistic electricity pricing formula in the context of the current monetary conditions; assisting ZESA to repair and maintain its own equipment and participating in an industry-wide scheme to import power. On August 9, 2019 Blanket signed a new power supply agreement in terms of which Blanket will receive un-interrupted power in return for an FCA-denominated tariff which, although cheaper than the tariff which prevailed until December 31, 2018, is still sufficient to allow ZESA to import power so that (subject to the availability of power in neighbouring countries) it can keep its supply commitment to the participants in the scheme. This arrangement has worked reasonably well, although Blanket continues to experience less severe outages during periods when South Africa’s own electricity system has come under pressure;
ii.	increase Blanket’s stand-by diesel generating capacity. Blanket commissioned a further 6MW of diesel generators in the fourth quarter of 2019 and it now has 18MW of installed diesel generators which is sufficient to maintain production and allow work to continue at the Central Shaft. However, diesel generators are not a long-term solution to the electricity problem: diesel power is expensive and requires large quantities of diesel which is environmentally damaging and is not always easily available; and
iii.	explore the installation of a solar power plant to supply some or all of Blanket’s requirements. Management has completed financial and technical evaluations of a solar project and has received a generating licence so that it can move quickly to implement a project. Caledonia and its advisers have evaluated the proposals it has received from interested parties and Caledonia’s board has approved a project to construct a 12 MWac solar project at a cost of approximately $12 million as discussed further in section 4.13.

Water supply

Blanket uses water in the metallurgical process, some of which is pumped from the deeper levels of the mine but most of which is obtained from the “Blanket dam” (which, despite its name, is neither owned nor managed by Blanket Mine) which also supplies water to the nearby town of Gwanda. Blanket is situated in a semi-arid region and rainfall typically only occurs in the period November to February. The 2019/2020 rainy season, although better than the very poor 2018/19 season, has not allowed dam levels to return to normal. The water authority has released water from an upstream dam to replenish the Blanket dam. Management believes that, with careful management, there is enough water in the Blanket dam to maintain normal operations until the start of the next rainy season in late 2020. As a precautionary measure, Blanket intends to resuscitate existing boreholes and determine their yield; conduct hydrological surveys to identify potential new boreholes; recycle water from the lower levels of unused workings and construct a pond to store water that is pumped from current workings.

Taxation

The main elements of the Zimbabwe tax regime insofar as it affects Blanket Mine and Caledonia are as follows:

19

•	A royalty is levied on gold revenues at a rate of 5% if the gold price is above $1,200 per ounce; a royalty rate at 3% applies if the gold price is below $1,200. With effect from January 1, 2020 the royalty is allowable as a deductible expense for the calculation of income tax.
•	Income tax is levied at 25.75% on profits as adjusted for tax purposes. The main adjustments to profit for the purposes of calculating tax are the add-back of depreciation and most of the management fees paid by Blanket to CMSA. 100% of all capital expenditure incurred in the year of assessment is allowed as a deductible expense. As noted above, the Zimbabwe Government proposed that the royalty would be deductible for income tax purposes with effect from January 1, 2020. The calculation of taxable income is performed using financial records prepared in RTGS$, which has significantly reduced the deferred tax liability.
•	Withholding tax is levied on certain remittances from Zimbabwe i.e. dividend payments from Zimbabwe to the UK and payments of management fees from Blanket to CMSA.

4.10	Opportunities and Outlook

Central Shaft Project to Increase Production and Extend Mine Life

As discussed in section 4.7 the Company has sunk a new shaft to a depth of 1,204 meters. Once commissioned, and subject to any delays arising from the COVID-19 pandemic, the shaft should allow production to increase to the targeted rate of approximately 80,000 ounces per annum from 2022 onwards. The potential effect of COVID-19 on the Central Shaft project is discussed in section 4.12.

Production Guidance

Production guidance for 2020 is between 53,000 and 56,000 ounces. Production in the Quarter was in line with expectations in terms of achieving this guidance; production in July was slightly ahead of expectations. Assuming Blanket maintains normal operations for the remainder of 2020, it is expected to achieve production guidance for the year to December 31, 2020 of between 53,000 and 56,000 ounces. The critical factors that influence whether Blanket can achieve this target include:

•	Blanket’s ability to maintain an adequate supply of consumables and equipment;
•	Blanket’s workforce remaining healthy;
•	Blanket continuing to receive payment in full and on-time for all gold sales; and
•	Blanket and Caledonia continuing to be able to make local and international payments in the normal course of business.

Completion of the Central Shaft is required before Blanket can achieve its production ramp-up to 80,000 ounces. Subject to any impediments arising from the COVID-19 pandemic, if completion of Central Shaft is delayed, Blanket should be able to maintain production at approximately 55,0000 ounces per annum for approximately 10 years.

This is forward looking information as defined by National Instrument 51-102. Refer to section 18 of this MD&A for further information on forward looking statements.

Cost Guidance

On-mine cost guidance for 2020 is in the range of $693 to $767 per ounce; guidance for AISC is $951 to $1,033 per ounce. Actual costs per ounce performance in the first six months of 2020 is within the guidance ranges. This is forward looking information as defined by National Instrument 51-102. Refer to section 18 of this MD&A for further information on forward looking statements.

Strategy

Caledonia’s strategic focus is on implementing the Central Shaft project at Blanket, subject to the continued adverse effects arising from measures taken to combat the spread of the COVID-19 pandemic and the continued availability of foreign currency. Caledonia’s board and management believe the successful implementation of the Central Shaft remains in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long-term future. Caledonia is also evaluating further investment opportunities in Zimbabwe that would not fall underneath Blanket’s ownership.

20

4.11	Sale of Eersteling

On May 31, 2018, the Group entered into an amended share sale agreement to sell the shares and claims of Eersteling, a South African subsidiary which was previously consolidated as part of the Group and was on care and maintenance since 1997. The amended share sale agreement allowed for a purchase price of $3 million to be settled by three payments of $1 million payable on the completion date, 12 and 18 months after the completion date. On January 31, 2019, all suspensive conditions for the sale were met, ZAR13.9 million ($1 million) was received as payment towards the purchase price and the Group transferred the registered and beneficial ownership of Eersteling to the purchaser. At June 30, 2020 there was a deferred consideration receivable of $1,099 (December 31, 2019: $1,991), the majority of which was due on July 30, 2020. Due to the shut down of the South African gold industry in April, the purchaser was unable to make the payment scheduled for July 30, 2020. Discussions continue regarding rescheduling the amount due, however Caledonia holds the shares in Eersteling as security for repayment of all outstanding amounts.

4.12	COVID-19

No cases of coronavirus have been recorded at Blanket Mine and there have been relatively few in Zimbabwe. However South Africa is currently experiencing a sharp increase in infections and it is possible this may be repeated in Zimbabwe as Zimbabwean nationals returning from South Africa may carry the infection.

On March 26, 2020 South Africa embarked on a 21-day lockdown and Zimbabwe followed with a 21-day lockdown effective March 30, 2020. These measures disrupted Blanket’s supply chain for consumables and capital equipment and travel to and from Blanket Mine. Blanket continued to operate during the lockdown under an exemption granted by the Zimbabwe Government on the basis of modifications to operating procedures at Blanket Mine to prevent the transmission of the virus amongst the workforce and their families who live on the mine village. During this initial lockdown period, Blanket achieved production at approximately 93% of target using its inventories of consumables and spare parts. Production for the entire Quarter was only 1.2% below plan, which is an outstanding performance by the entire team at Blanket.

The lockdown periods in Zimbabwe and South Africa were subsequently extended for 14 days. Blanket and the Zimbabwean mining industry in general were granted exemptions from the lockdown provisions in Zimbabwe and they were encouraged to resume full operation as quickly as possible. The South African mining sector and its allied industries resumed operations in May which has allowed Blanket to resume the procurement of equipment and consumables. However, it is increasingly challenging to comply with rapidly changing and often arbitrary documentation requirements to transport goods from South Africa to Zimbabwe. It is also impossible for practical purposes for specialised technical staff to travel from South Africa to Zimbabwe due to the strict quarantine requirements on both sides of the border. Caledonia continues to have constructive engagement with the Zimbabwe Government to address issues on the Zimbabwean side of the border.

The lockdowns had a negative effect on the Central Shaft project in the Quarter. From March 25, work on the project was adversely affected because several members of the supervision team returned to South Africa prior to the imposition of travel restrictions. Work has continued with the remaining team, but at approximately half of the anticipated rate. The Central Shaft project also requires specialised contractors to travel to Blanket from South Africa and specialised equipment to be transported from South Africa to Blanket; under the current COVID-19 quarantine requirements such travel is impractical and. At this stage, the equipping is proceeding slower than planned and although this has not yet resulted in significant delays. The Company is receiving high level support from the Zimbabwe Government to address this matter with the corresponding departments in the South African Government. Currently it is not possible to predict when travel and other restrictions will be lifted so that work can resume on the project as planned. Accordingly, it is likely the timetable for commissioning of the Central Shaft will be extended to an indeterminate extent. This may affect the anticipated build-up in production which is currently expected to be 75,000 ounces of gold in 2021 and 80,000 ounces of gold from 2022 onwards; it is not currently possible to provide revised guidance.

21

The Group’s priority is the safety and health of all its employees and their families at the mine. Management continues to monitor the situation and conduct regular reviews to update its decisions in response to the disease. Management has taken active measures to help minimise the risk of COVID-19 infection and to safeguard the continuity of day to day business operations at Blanket Mine. These measures include:

•	Regular interaction with Government health officials in the Gwanda area and participation on COVID-19 task teams;
•	Regular communication with employees on guidelines, restrictions and hygiene recommendations to limit the risk of contagion;
•	The elimination of all non-essential travel to the mine from within Zimbabwe and restrictions on international travel;
•	Working from home where possible for non-mine personnel;
•	Intensified cleaning of offices and high traffic/contact areas;
•	Constructed an isolation centre at the Blanket Mine clinic;
•	Social distancing measures at operating sites in line with government guidelines; and
•	Contingency planning in the event of an infection including containment measures, treatment regimens and financial resilience planning.

Senior mine management at the Blanket Mine are actively engaged with the local community and neighbouring mines to coordinate the Group’s response and support where possible.

Blanket has donated approximately $840 to support the fight against COVID-19 via the Chamber of Mines.  Blanket Mine is also actively engaged with the local authorities as follows:

•	donating more than 7,000 COVID-19 flyers and posters for awareness campaigns to the town of Gwanda and local schools;
•	building two new isolation wards at a clinic for the benefit of the Gwanda community (i.e. not on the mine property)
•	assisting the Mangwe District in establishing a quarantine centre; and
•	donating PPE and hand sanitizer to the Gwanda Prison inmates to limit the spread of infection.

4.13	Proposed solar project

As noted in section 4.9, Blanket has suffered from the instability of the incoming grid power and from frequent and prolonged power outages due to load shedding. Blanket currently derives approximately 87% of its electrical power from the grid and the balance from diesel generators. Since January 2018 Blanket has suffered 328 low voltage occurrences which have required the use of the diesel generators; low voltage occurrences in conjunction with load shedding have resulted in over 11,000 hours of genset use, consuming over 2.5 million litres of diesel at a cost of approximately $2.5 million. In addition, Blanket has spent approximately $3 million on capital equipment to mitigate the problems arising from the poor electricity supply. The unreliability of Blanket’s grid-supplied electricity is identified as a strategic risk to the business, as set out in section 17 of this MD&A.

In late 2019 Caledonia initiated a tender process to identify well qualified parties to make proposals for a solar project to reduce Blanket’s reliance on grid power. Proposals were solicited on an EPC basis (i.e. a contractor builds a solar plant which is owned and operated by Caledonia) and on a IPP basis (i.e. a third party builds, owns and operates the solar plant and the resultant power is sold to Blanket by the third party).

After careful consideration, Caledonia has opted to pursue the EPC route which entails the construction of a 12MWac solar plant at a cost of approximately $12 million. The plant will be a 100% dedicated supply to Blanket with no connection for any surplus power generated by the plant to feed into the grid although this may be considered at a later stage for any subsequent stage to the project. The plant is expected to provide all of Blanket’s minimum electricity demand during daylight hours; Blanket will continue to rely on the grid and generators to provide additional power during daylight hours and at night. It is estimated that the solar plant will provide approximately 27% of Blanket’s total daily electricity requirement with the balance from a combination of grid supply and diesel generators. Battery power is currently too expensive to justify their use to augment the solar project, but the Company will continue to monitor this situation as battery technology develops. The Company will also evaluate a further phase for the solar project to provide Blanket’s peak demand during daylight hours, but this will require an agreement between the Company and the Zimbabwe authorities regarding the treatment of power that will be generated by a second phase that is surplus to Blanket’s requirements.

22

The Company had investigated the possibility of raising non-recourse debt to fund some or all the capital cost of the proposed project. Whilst discussions continue, it is apparent that such funding may not be available. Accordingly, on July 24, 2020 the Company announced that it had entered into an “At the Market” sales agreement with Cantor Fitzgerald & Co pursuant to which the Company may, at its discretion from time to time, sell up to $13 million worth of newly issued shares (before costs and expenses) (the “Sales Agreement”).

The status of the project is as follows:

•	the 40-hectare site for the project has been cleared and fenced and is ready for civil work to commence;
•	Caledonia has already obtained the necessary licences and permits for the project; and
•	Contracts between Caledonia and the various other parties are currently being negotiated.

Assuming the current restrictions on the transport of equipment and personnel due to the COVID-19 pandemic are relaxed by the time we are in a position to commence substantive work, we expect the solar project should be operational by mid-2021.

The decision to implement a partial solar project is primarily intended to protect Blanket’s operations from any further deterioration in the electricity supply which could have severe economic implications due to lost production and increased costs. The solar project is expected to show an acceptable investment return however, due to the relatively small size of the solar project in the context of the entire business and depending on the funding structure for the project, it is expected to have a marginal positive effect on the net present value per share of the Company, after taking account of the dilution arising on the issue of new shares to fund the project.

5.	EXPLORATION

Caledonia’s exploration activities are focussed on the growth and development of Blanket Mine. There was no deep exploration drilling in the Quarter as all the available drilling sites have been drilled out. Deep level exploration drilling will re-commence after the Central Shaft and the related development has been completed to provide access to new drilling positions.

6.	INVESTING

An analysis of investment in the Quarter, the preceding quarter and the years 2018 and 2019 is set out below.

($’000’s)	2018	2019	2020	2020
	Year	Year	Q1	Q2
Total Investment	19,915	20,595	4,100	4,088
Blanket	19,900	20,300	4,094	4,076
Other	15	295	6	12

Investment at Blanket is in terms of the investment plan that was announced in October 2014 and which is discussed in section 4.7 of this MD&A. Investment that takes place other than at Blanket largely comprises capital items that are purchased by CMSA which will be sold on to Blanket in due course. All further investment at Blanket is expected to be funded from Blanket’s internal cash flows and its Zimbabwean borrowing facilities.

7.	FINANCING

Caledonia financed all its operations using funds on hand and those generated by its operations. No equity financing took place in the Quarter. As mentioned above, on July 24, 2020 the Company announced that it had entered into the Sales Agreement pursuant to which the Company may, at its discretion from time to time, sell up to $13 million worth of newly issued shares. The Company has no debt other than loan facilities which are held by Blanket and which were as set out below at June 30, 2020:

23

Blanket Debt facilities
Lender	Date drawn	Principal value	Balance drawn at June 30, 2020	Repayment terms	Security
Term Facilities
Stanbic Bank Zimbabwe Limited	December 2018	RTGS$6 million	RTGS$6 million	Single bullet in December 2021	Unsecured
First Capital Bank Limited	October 2019	RTGS$35 million	RTGS$35 million	4 equal quarterly installments commencing December 2020	Unsecured
Overdraft facilities
Stanbic Bank Zimbabwe Limited	August 2019	RTGS$15 million	Nil	On demand	Unsecured
First Capital Bank Limited	October 2019	RTGS$10 million	Nil	On demand	Unsecured

Due to the continued devaluation of the RTGS$, loan facilities denominated in RTGS$ have substantially reduced in US Dollar terms which has eroded Blanket’s working capital. Blanket continues efforts to maintain its RTGS$ denominated borrowing facilities.

8.	LIQUIDITY AND CAPITAL RESOURCES

An analysis of Caledonia’s capital resources at June 30, 2020 and at the end of each of the preceding 5 quarters is set out below.

Liquidity and Capital Resources ($’000’s)
As at	Mar 31 2019	June 30 2019	Sept 30 2019	Dec 31 2019	Mar 31 2020	June 30 2020
Overdraft	-	-	-	490	-	-
Term facility	1,987	912	424	2,471	1,585	721
Gold ETF	-	-	-	-	-	1,112
Cash and cash equivalents in the statement of cashflows (net of overdraft)	9,742	7,875	8,026	8,893	13,825	11,639
Working capital	14,498	19,960	17,614	20,489	22,798	24,937

Movements in Caledonia’s net cash, the overdraft and working capital and an analysis of the sources and uses of Caledonia’s cash are discussed in section 3 of this MD&A. The overdraft and term facilities are held by Blanket with Zimbabwean banks with security and repayment periods as detailed in section 7. The Company’s liquid assets as at June 30, 2020 plus anticipated cashflows exceed its planned and foreseeable commitments as set out in section 9 of this MD&A.

24

9.	OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES

There are no off-balance sheet arrangements apart from the facilitation loans of $19.5 million which are not reflected as loans receivable for IFRS purposes (refer to note 5 of the Unaudited Condensed Consolidated Interim Financial Statements). The Company had the following contractual obligations at June 30, 2020:

Payments due by Period ($’000’s)
Falling due	Within 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Trade and other payables	8,111	-	-	-	8,111
Term loan	458	263	-	-	721
Provisions	364	312	496	2,212	3,384
Capital expenditure commitments	4,764	-	-	-	4,764
Total	13,697	575	496	2,212	16,980

The capital expenditure commitments relate primarily to materials and equipment which have been ordered by CMSA to equip the Central Shaft. In addition to the committed purchase obligations set out above, Blanket currently intends to invest approximately $11.2 million between August 2020 and December 2020 which is not yet committed and a further $23 million in the years 2021 and 2022, which is also uncommitted. These excludes solar costs of $7.5 million to be incurred during 2020 and $4.5 million in 2021. The committed and uncommitted investment will be used to maintain Blanket’s existing operations and implement the Central Shaft which is discussed in section 4.7 of this MD&A and construct the proposed solar plant as discussed in section 4.13. Committed and uncommitted purchase obligations are expected to be met from the cash generated from Blanket’s existing operations and Blanket’s existing borrowing facilities and, in respect of the cost of the proposed solar project, the proceeds of the issue of shares as discussed in section 7. The Group leases property for its administrative offices in Jersey, Harare and Johannesburg; following the implementation of IFRS 16 the Group recognises the liabilities for these leases. As of June 30, 2020, Caledonia had potential liabilities for rehabilitation work on Blanket – if the mine is permanently closed – at an estimated discounted cost of $3.3 million.

10.	NON-IFRS MEASURES

Throughout this document, we have provided measures prepared in accordance with IFRS in addition to some non-IFRS performance measures for investors who use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare Caledonia against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined below the non-IFRS measures we have used in this document and provide a reconciliation of such non-IFRS measures to the IFRS measures we report.

10.1	Cost per ounce

Non-IFRS performance measures such as “on-mine cost per ounce”, “all-in sustaining cost per ounce” and “all-in cost per ounce” are used in this document. Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life-cycle of a mine. These measures are calculated on the basis set out by the World Gold Council in a Guidance Note published on June 23, 2013 and accordingly differ from the previous basis of calculation. The table below reconciles “on-mine cost per ounce”, “all-in sustaining cost per ounce” and “all-in cost per ounce” to the production costs shown in the financial statements which have been prepared under IFRS.

25

Reconciliation of IFRS Production Cost to Non-IFRS Costs per ounce
($’000’s unless otherwise indicated)	3 Months to June 30		6 Months to June 30
	2019	2020	2019	2020
Production cost (IFRS)	7,571	11,451	17,340	22,138
Cash-settled share-based expense	(2)	(164)	(70)	(191)
Less exploration and site restoration costs	(179)	(280)	(399)	(540)
Other cost and intercompany adjustments	(597)	(59)	(245)	(258)
On-mine production cost	6,793	10,948	16,626	21,149
Gold sales (oz)	12,712	13,499	25,102	28,555
On-mine costs per ounce ($/oz)	534	811	662	741

Royalty	864	1,146	1,683	2,328
Exploration, remediation and permitting cost	(94)	92	211	173
Sustaining capital expenditure	209	135	308	172
Administrative expenses	1,309	1,275	2,705	2,822
Silver by-product credit	(14)	(17)	(27)	(35)
Share-based payment expense	9	919	370	946
Share-based payment expense included in production cost	2	7	70	191
All in sustaining cost before ECI	9,078	14,505	21,946	27,746
Gold sales (oz)	12,712	13,499	25,102	28,555
All-in sustaining costs per ounce before ECI ($/oz)	714	1,075	874	972

ECI	(741)	(2,784)	(1,930)	(4,695)
All-in sustaining cost	8,337	11,721	20,016	23,051
Gold sales (oz)	12,712	13,499	25,102	28,555
All-in sustaining costs per ounce after ECI ($/oz)	656	868	797	807

Solar expenses	-	94	-	202
COVID-19 donations	-	-	-	1,048
Permitting and exploration expenses	66	43	69	76
Non-sustaining capital expenditure	3,999	3,953	9,109	8,016
Total all in cost	12,402	15,811	29,194	32,393
Gold sales (oz)	12,712	13,499	25,102	28,555
All-in costs per ounce ($/oz)	976	1,171	1,163	1,134

10.2	Average realised gold price per ounce

“Average realised gold price per ounce” is a non-IFRS measure which, in conjunction with the cost per ounce measures described above, allows stakeholders to assess our performance. The table below reconciles “Average realised gold price per ounce” to the Revenue shown in the financial statements which have been prepared under IFRS.

Reconciliation of Average Realised Gold Price per Ounce ($’000’s unless otherwise indicated)
	3 Months to June 30		6 Months to June 30
	2019	2020	2019	2020
Revenue (IFRS)	16,520	22,913	32,440	46,515
Revenues from sales of silver	(14)	(17)	(27)	(35)
Revenues from sales of gold	16,506	22,896	32,413	46,480
Gold ounces sold (oz)	12,712	13,499	25,102	28,555
Average realised gold price per ounce (US$/oz)	1,298	1,696	1,291	1,628

26

10.3	Adjusted earnings per share

“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors in understanding the Company’s underlying performance. The table below reconciles “adjusted earnings per share” to the Profit/Loss attributable to owners of the Company shown in the financial statements which have been prepared under IFRS.

Reconciliation of Adjusted Earnings per Share (“Adjusted EPS”) to IFRS Profit Attributable to Owners of the Company
($’000’s unless otherwise indicated)
	3 Months to June 30		6 Months to June 30
	*2019	2020	*2019	2020
Profit for the period (IFRS)	27,946	6,352	38,665	16,031
Non-controlling interest share of profit for the period	(4,643)	(1,218)	(6,044)	(2,657)
Profit attributable to owners of the Company	23,303	5,134	32,621	13,374
Blanket Mine Employee Trust adjustment	(606)	(225)	(746)	(475)
Earnings (IFRS)	22,697	4,909	31,875	12,899
Weighted average shares in issue (thousands)	10,646	11,434	10,646	11,434
IFRS EPS (cents)	213.2	42.9	299.4	112.8

Add back/(deduct) amounts in respect of foreign exchange movements
Realised net foreign exchange (gains)/losses	(53)	1,235	(53)	1,492
- less tax	14	(313)	14	(380)
- less non controlling interest	6	(120)	6	(145)
Unrealised net foreign exchange gains	(21,591)	(2,718)	(24,871)	(5,201)
- less tax	5,591	823	6,422	1,220
- less non controlling interest	2,603	243	2,999	488
Adjusted IFRS profit excl. foreign exchange	9,267	4,059	16,392	10,355
Weighted average shares in issue (thousands)	10,646	11,434	10,646	11,434
Adjusted IFRS EPS excl foreign exchange (cents)	87.1	35.5	154.0	90.6

Add back/(deduct) amounts in respect of:
Reversal of Blanket Mine Employee Trust adjustment	606	141	746	391
Deferred tax	(7,776)	54	(7,780)	10
Deferred tax net of non controlling interest	330	(119)	225	(169)
Profit on sale of subsidiary	-	-	(4,409)	-
Hedge loss	194	67	324	102
Adjusted profit	2,621	4,202	5,498	10,689
Weighted average shares in issue (thousands)	10,646	11,434	10,646	11,434
Adjusted EPS (cents)	24.6	36.8	51.6	93.5
* restated

11.	RELATED PARTY TRANSACTIONS

There were no related party transactions in the Quarter.

12.	CRITICAL ACCOUNTING ESTIMATES

27

Caledonia's accounting policies are set out in the Unaudited Condensed Consolidated Interim Financial Statements which have been publicly filed on SEDAR at www.sedar.com. In preparing the Unaudited Condensed Consolidated Interim Financial Statements, management is required to make estimates and assumptions that affect the amounts represented in the Unaudited Condensed Consolidated Interim Financial Statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. Discussion of recently issued accounting pronouncements is set out in note 4 of the Unaudited Condensed Consolidated Interim Financial Statements.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the Unaudited Condensed Consolidated Interim Financial Statements is included in the following notes:

i)	Indigenisation transaction

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Unaudited Condensed Consolidated Interim Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket and accounted for the transaction as follows:

•	Non-controlling interests (“NCI”) are recognised on the portion of shareholding upon which dividends declared by Blanket accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of National Indigenisation and Economic Empowerment Fund (“NIEEF”); and
(b)	100% of the 10% shareholding of GCSOT.
•	This effectively means that NCI is recognised at Blanket at 13.2% of its net assets.
•	The remaining 80% of the shareholding of NIEEF is recognised as a non-controlling interest to the extent that its attributable share of the net asset value of Blanket exceeds the balance on the facilitation loans including interest. At June 30, 2020 the attributable net asset value did not exceed the balance on the loan account and thus no additional NCI was recognised.

The transaction with Blanket Employee Trust Services (Private) Limited (“BETS”) is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on BETS’ facilitation loan they will accrue to the employees at the date of such declaration.

The Employee Trust, which owns BETS, and BETS are structured entities which are effectively controlled and consolidated by Blanket. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket and no NCI is recognised.

ii)	Site restoration provisions

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2018. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take account of any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

iii)	Exploration and evaluation (“E&E”) expenditure

28

The Group makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amounts of exploration and evaluation assets depends upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

iv)	Income taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Caledonia records its best estimate of the tax liability including any related interest and penalties in the current tax provision. In addition, Caledonia applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized.

v)	Share-based payment transactions

The fair value of the amount payable to employees in respect of share-based awards, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any changes in the fair value of the liability are recognised as a personnel expense in profit or loss. Additional information about significant judgements and estimates and the assumptions used to estimate fair value for cash settled share-based payment transactions are disclosed in note 10 to the Unaudited Condensed Consolidated Interim Financial Statements.

vi)	Impairment

At each reporting date, Caledonia determines if impairment indicators exist and, if present, performs an impairment review of the non-financial assets held in Caledonia. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment.

vii)	Depreciation

Depreciation on mine development, infrastructure and other assets in the production phase is computed on the units-of-production method over the life-of-mine based on the estimated quantities of reserves (proven and probable) and resources (measured, indicated and inferred), which are planned to be extracted in the future from known mineral deposits. Where items have a shorter useful life than the life-of-mine, the mine development, infrastructure and other assets are depreciated over their useful life. Confidence in the existence, commercial viability and economical recovery of reserves and resources included in the life-of-mine plan may be based on historical experience and available geological information. This is in addition to the drilling results obtained by the Group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a sufficient degree of accuracy. In instances where management can demonstrate the economic recovery of resources with a high level of confidence, such additional resources are included in the calculation of depreciation.

viii)	Mineral reserves and resources

Mineral reserves and resources are estimates of the amount of product that can be economically and legally extracted. In order to calculate the reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity prices and exchange rates. Estimating the quantity and grade of mineral reserves and resources requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological assumptions and calculations to interpret the data. Estimates of mineral reserves and resources may change due to the change in economic assumptions used to estimate mineral reserves and resources and due to additional geological data becoming available during operations.

29

The Group estimates its reserves (proven and probable) and resources (measured, indicated and inferred) based on information compiled by a Qualified Person in terms of the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) relating to geological and technical data of the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires geological and engineering assumptions to interpret the data. These assumptions include:

•	correlation between drill-holes intersections where multiple reefs are intersected;
•	continuity of mineralisation between drill-hole intersections within recognised reefs; and
•	appropriateness of the planned mining methods.

The Group estimates and reports reserves and resources in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards for Mineral Resources and Mineral Reserves. Complying with the CIM code, NI 43-101 requires the use of reasonable assumptions to calculate the recoverable resources. These assumptions include:

•	the gold price based on current market price and the Group’s assessment of future prices;
•	estimated future on-mine costs, sustaining and non-sustaining capital expenditures;
•	cut-off grade;
•	dimensions and extent, determined both from drilling and mine development, of ore bodies; and

•	planned future production from measured, indicated and inferred resources.

Changes in reported reserves and resources may affect the Group’s financial results and position in several ways, including the following:

•	asset carrying values may be affected due to changes in the estimated cash flows;
•	depreciation and amortisation charges to profit or loss may change as these are calculated on the unit-of-production method or where useful lives of an asset change; and
•	decommissioning, site restoration and environmental provisions may change in ore reserves and resources which may affect expectations about the timing or cost of these activities.

13.	FINANCIAL INSTRUMENTS

i)	Commodity risk

Caledonia is exposed to fluctuations in the price of gold because Blanket produces and sells gold doré and receives the prevailing spot price for the gold contained therein. In November 2019, Caledonia entered hedging arrangements over 4,600 ounces of gold per month for the period from January 1, 2020 to June 30, 2020 which guaranteed that Caledonia would receive a minimum price of $1,400 in respect of the ounces hedged. Caledonia retained full exposure if the gold price exceeded $1,400 per ounce. Caledonia will continue to assess the requirement for further hedging in the context of, inter alia, the prevailing gold price and Blanket’s production and capital expenditure programme.

ii)	Credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The trade receivable relates to gold bullion sold before the end of the Quarter, VAT receivables and deferred consideration due in respect of the sale of Eersteling. The amount due in respect of bullion sales was settled in July 2020. The VAT receivables are within the agreed terms of such refunds.

30

iii)	Impairment losses

None of the trade and other receivables is past due at the period-end date other than certain of the VAT receivables which have subsequently been recovered in full and the payment of a tranche of deferred consideration in respect of the sale of EGM in respect of which discussions continue regarding the rescheduling of the amount due.

iv)	Liquidity risk

All trade payables and the bank overdraft have maturity dates that are expected to mature in under 6 months. The term loans are repayable as set out in section 7.

v)	Currency risk

A proportion of Caledonia’s assets, financial instruments and transactions are denominated in currencies other than the US Dollar. The financial results and financial position of Caledonia are reported in US Dollars in the Unaudited Condensed Consolidated Interim Financial Statements.

The fluctuation of the US Dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia’s assets and liabilities and the amount of shareholders’ equity.

During the Quarter, Caledonia purchased a gold ETF using a portion of the cash that is held in South Africa in South African Rands to protect against further devaluation of the South African Rand.

As discussed in section 4.9 of this MD&A, the RTGS$ is subject to variations in the exchange rate against the US Dollar. This may result in Blanket’s assets, liabilities and transactions that are denominated in RTGS$ being subject to further fluctuations in the exchange rate between RTGS$ and US Dollars. In addition, the Company may be subject to fluctuations in the exchange rate between the South African Rand and the US Dollar in respect of cash that is held in Rands in South Africa.

vi)	Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability due to fluctuations in interest rates. Unless otherwise noted, it is the opinion of management that Caledonia is not exposed to significant interest rate risk as it has limited debt financing. Caledonia’s cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Caledonia’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

14.	DIVIDEND POLICY

Following the share consolidation on June 26, 2017, the Company announced on July 4, 2017 an increased quarterly dividend of 6.875 United States cents which has been paid at the end of July, October, January and April thereafter. The dividend of 6.875 US cents per share effectively maintained the dividend at the previous level of 1.375 United States cents per share, after adjusting for the effect of the consolidation.

On January 3, 2020, the Company announced a 9.1% increase from the previous quarterly dividend of 6.875 cents to 7.5 cents per share. The increased dividend was due to the Company’s improved financial performance due to increased production in the Quarter and improved prospects for the Company as it approaches the completion of the Central Shaft.

On April 1, 2020, the Company announced that its board of directors had deferred its approval of the quarterly dividend that would ordinarily have been declared and paid in April 2020 due to the uncertainty surrounding the COVID-19 pandemic. However, on April 29, 2020, the Company announced this dividend would be paid at the end of May 2020 at a rate of 7.5 cents per share.

On June 29, 2020 the Company announced a 13% increase from the previous dividend of 7.5 cents per share The increased dividend was due to the Company’s continued strong financial performance due to the higher gold price, the resilience of the business during the COVID-19 pandemic and the improved prospects for the Company as it approaches the completion of the Central Shaft.

31

The Board will consider the continuation of the dividend and any future increases in the dividend as appropriate in line with its prudent approach to risk management including: Blanket maintaining a reasonable level of production; receiving payment in full and on-time for all gold sales; being able to make the necessary local and international payments and being able to replenish its supplies of consumables and other items.

15.	MANAGEMENT AND BOARD

There were no changes to the management and board during the period under review

16.	SECURITIES OUTSTANDING

At August 12, 2020, being the last day practicable prior to the publication of this MD&A, Caledonia had 11,820,931 common shares issued and outstanding options to purchase common shares (“Options”) as follows:

Number of Options	Exercise Price (Canadian $)	Expiry Date
5,000	4.00	Oct 8, 2020
18,000	11.50	Oct 13, 2021
10,000	9.30[4]	Aug 25, 2024
33,000

The Plan allows that the number of shares reserved for issuance to participants under the Plan, together with shares reserved for issue under any other share compensation arrangements of the Company, shall not exceed the number which represents 10% of the issued and outstanding shares from time to time. Accordingly, Caledonia could grant Options on a further 1,149,093 shares at August 12, 2020 on the assumption that all outstanding LTIPs are settled in cash, at the request of the LTIP holders.

17.	RISK ANALYSIS

The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities. Risks such as interest rate, foreign exchange rates and credit risks are considered in notes 7 and 30 to the Unaudited Condensed Consolidated Interim Financial Statements. Caledonia’s business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development. Included in the risk factors below are details of how management seeks to mitigate the risks where this is possible.

•	COVID-19 pandemic: The COVID-19 pandemic, and measures that may be taken by governments and other parties to counter the spread of the virus may, inter alia, have the following effects on the Company: its workforce may fall ill which could affect operations; restrictions on transport and travel may impede the Company’s ability to procure consumables, equipment and services which may affect operations and progress on capital projects; the banking system may not operate effectively which may impede the Company’s ability to effect domestic and international payments; it may be difficult to secure a route to market for the gold dore produced by Blanket. In response to these risks, management has: introduced measures to safeguard its employees from the virus; maximised the inventory of consumable stock; engages closely with its customer, Fidelity, regarding access to refiners and the eventual route to market for Blanket’s production; and management regularly reviews its financial status and projections. However, it must be recognised that the duration and effects of the COVID-19 pandemic are uncertain and therefore not capable of accurate forecasting.
•	Liquidity risk: The Company needs to generate capital to be able to continue to invest in properties and projects without raising further third-party financing in addition to the existing debt facilities at Blanket and any funds raised pursuant to the Sales Agreement. Caledonia currently has sufficient cash resources and debt facilities and continues to generate sufficient cash to cover all its anticipated investment needs.

 _________________________

4 The exercise price of CAD$9.30 per share for these options was converted into a USD amount of $7.35 at the prevailing USD/CAD exchange rate on the date of grant.

32

•	Availability of foreign currency: The Company needs access to foreign currency in Zimbabwe so that it can pay for imported goods and equipment and remit funds to Group companies outside Zimbabwe. As discussed in section 4.9, at prevailing gold prices and the current rate of production the Company has access to sufficient foreign currency to continue normal mining operations, to fully implement the investment plan as scheduled and allow Caledonia to remit dividends and loan repayments from Zimbabwe. No assurance can be given that sufficient foreign currency will continue to be available.
•	Exploration risk: The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new projects. No assurance can be given that exploration will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics that are suitable for further development or production.
•	Development risk: The Company is engaged in the implementation of the Central Shaft project as set out in section 4.7 of this MD&A. Construction and development of projects are subject to numerous risks including: obtaining equipment, permits and services; changes in regulations; currency rate changes; labour shortages; fluctuations in metal prices and the loss of community support. There can be no assurance that construction will commence or continue in accordance with the current expectations or at all.
•	Production estimates: Estimates for future production are based on mining plans and are subject to change. Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved. Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.
•	Mineral rights: The Company’s existing mining lease, claims, licences and permits are in good standing. The Company must pay fees etc. to maintain its lease, claims and licences. No assurance can be given that the Company will be able to make payments by the required date or will meet development and production schedules that are required to protect its lease, claims and licences.
•	Metal prices: The Company’s operations and exploration and development projects are heavily influenced by the price of gold, which is particularly subject to fluctuation. Caledonia had hedging arrangements over 4,600 ounces of gold per month for the period from January 1, 2020 to June 30, 2020 which guaranteed that Caledonia would receive a minimum price of $1,400 in respect of the ounces hedged. The Company currently has no hedging arrangements in place. Management regularly reviews future cash flow forecasts in the context of the prevailing gold price and likely downside scenarios for future gold prices.
•	Increasing input costs: Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes. Blanket’s planned growth should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases.
•	Illegal mining: There has been an increase in illegal mining activities on properties controlled by Blanket. This gives rise to increased security costs and an increased risk of theft and damage to equipment. Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases.
•	Electricity supply: Zimbabwe produces and imports less electricity than it requires and has insufficient funds to adequately maintain or upgrade its distribution infrastructure. This has resulted in frequent interruptions to the power supply at Blanket Mine. Blanket has addressed the issue of interrupted power supply by installing stand-by generators and entering an arrangement with the state-owned electricity company to receive ring-fenced imported power in return for paying a US Dollar denominated tariff. More recently, production at Blanket has been adversely affected by the instability of the incoming electricity supply. The Company’s board has resolved to install a solar plant which will provide some of Blanket’s power requirements.

33

•	Water supply: Blanket uses water in the metallurgical process, most of which is obtained from a nearby dam. Blanket is situated in a semi-arid area and rainfall typically occurs only in the period November to February. The most recent rainy season has been only slightly better than the last and water levels in the dam are lower than usual. The water authority has released water from an upstream dam to replenish the Blanket dam and management believes that with careful management, there is enough water in the Blanket dam to maintain normal operations until the next rainy season. Blanket is taking steps to access water from boreholes and to reduce its water consumption by improved re-cycling and storage facilities.
•	Succession planning: The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted. The Caledonia and Blanket management teams have been augmented so that, if required, it could provide appropriate support to Blanket if this was required.
•	Country risk: The commercial environment in which the Company operates is unpredictable. Potential risks may arise from: unforeseen changes in the legal and regulatory framework which means that laws may change, may not be enforced, or judgements may not be upheld; restrictions on the movement of currency and the availability of foreign currency to make payments from Zimbabwe; risks relating to inflationary pressures as mentioned in section 4.9; risks relating to possible corruption, bribery, civil disorder, expropriation or nationalisation; risks relating to restrictions on access to assets and the risk that the Zimbabwe Government is unable to pay its liabilities to Blanket. Management believes that it has minimised such risks by complying fully with all relevant legislation, by obtaining all relevant regulatory permissions and approvals and by regular and proactive engagement with the relevant authorities.
•	Gold marketing arrangements: In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities. Accordingly, all of Blanket’s production has been sold to Fidelity. Blanket has received all payments due from Fidelity in full and on time. However, the requirement to sell to Fidelity increases Blanket’s credit risk because Fidelity failed to pay Blanket in the period of hyper-inflation which existed prior to the adoption of the multi-currency system by Zimbabwe in early 2009.

18.	FORWARD LOOKING STATEMENTS

Information and statements contained in this MD&A that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this MD&A include: implementation schedules for, and other uncertainties inherent in, the Central Shaft project; production guidance; estimates of future/targeted production rates; planned mill capacity increases; estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates; timing of commencement of operations; plans and timing regarding further exploration, drilling and development; the prospective nature of exploration and development targets; the ability to upgrade and convert mineral resources to mineral reserves; capital and operating costs; our intentions with respect to financial position and third party financing; and future dividend payments. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

34

Security holders, potential security holders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price and payment terms for gold sold to Fidelity, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, fire, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business, inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations, relationships with and claims by local communities and indigenous populations, political risk, risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)), availability and increasing costs associated with mining inputs and labour, the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs, global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia reviews forward-looking information for the purposes of preparing each MD&A; however, Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

19.	CONTROLS

The Company has established and maintains disclosure controls and procedures (“DC&P”) designed to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which annual filings are being prepared, and that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified by such securities legislation.

The Company’s management, along with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s DC&P as of June 30, 2020. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, at June 30, 2020, the Company’s DC&P were effective.

The Company also maintains a system of internal controls over financial reporting (“ICFR”) designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; however, due to inherent limitations, ICFR may not prevent or detect all misstatements and fraud. The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The Audit Committee, which is composed of independent directors, meets periodically with management and auditors to review financial reporting and control matters and reviews the financial statements and recommends them for approval to the board of directors.

35

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR and evaluating the effectiveness of the Company’s ICFR as at each fiscal year end. Management has used the 2013 Internal Control–Integrated Framework from the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”) to evaluate the effectiveness of the Company’s ICFR at June 30, 2020. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that at June 30, 2020, the Company’s ICFR was effective.

There have been no changes in the Company’s ICFR during the period ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

20.	QUALIFIED PERSON

Paul Matthews (BSc (Hons) Geology) is the Company’s qualified person as defined by Canada’s National Instrument 43-101. Mr. Matthews is responsible for the technical information provided in this MD&A except where otherwise stated. Mr. Matthews has reviewed the scientific and technical information included in this document and has approved the disclosure of this information for the purposes of this MD&A.

36